SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Rajindar Singh

Campus Holdings Limited

112 Robinson Road #11-03

Singapore 069802

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852-2843-9372

Anthony Root & Edward Sun, Esq.

Milbank, Tweed, Hadley & McCloy LLP

79 Jianguo Road, Chaoyang District

Units 05-06, 15th Floor, Tower 2

Beijing China

(86) 10-5969-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents 2 Class A Ordinary shares, per value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campus Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,613,512[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,613,512[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Campus Holdings Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,613,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,613,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,613,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,613,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Asia Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,613,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,613,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Asia Private Equity Asia GP V, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,613,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,613,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,613,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,613,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (Class A Shares) and the ADSs of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2011 (the Schedule 13D), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and replaced to read in its entirety:

On November 9, 2011 and November 10, 2011, Campus executed a series of share purchase agreements (the Purchase Agreements) pursuant to which it purchased an aggregate of 6,041,631 Class A Shares of the Issuer from third parties who are not affiliates of Campus in privately negotiated transactions for an aggregate consideration of $24,921,727.88.

Subsequently, on December 2, 2011 and December 5, 2011, Campus executed additional share purchase agreements (Subsequent Purchase Agreements) pursuant to which it purchased an aggregate of 5,375,399 Class A Shares of the Issuer from third parties who are not affiliates of Campus in privately negotiated transactions for an aggregate consideration of $23,248,600.68.

Additionally, between November 21, 2011 and December 2, 2011, Campus has purchased an aggregate of 98,241 ADSs, representing 196,482 Class A Shares, of the Issuer in open market transactions (Open Market Transactions) for an aggregate consideration of $686,334.61. The following table sets forth all transactions with respect to ADSs of the Issuer.

Name of Reporting Person	Date of Transaction	Amount of ADSs	Price per Share
Campus	11/21/2011	10,900	US$7.219
Campus	11/22/2011	11,000	US$6.9298
Campus	11/23/2011	8,501	US$6.8128
Campus	11/25/2011	8,541	US$6.9119
Campus	11/28/2011	11,000	US$6.9828
Campus	11/29/2011	8,200	US$6.9035
Campus	11/30/2011	8,500	US$6.8068
Campus	12/2/2011	31,599	US$6.98

The consideration payable by Campus under the Purchase Agreements, the Subsequent Purchase Agreements, and the Open Market Transactions was funded from the working capital of Campus which was previously injected from its shareholder, Baring LP.

Item 5. Interest in Securities of the Issuer

Subsection (a) and (b) of Item 5 of the Schedule 13D are hereby amended to read in their entirety:

(a) and (b) Campus directly owns 11,613,512 Class A Shares, which represents 7.87% of the total Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Campus, may be deemed to have acquired beneficial ownership of 11,613,512 Class A Shares owned by Campus and have shared voting power and shared disposition power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have acquired beneficial ownership of 11,613,512 Class A Shares owned by Campus and have shared voting power and shared disposition power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to have acquired beneficial ownership of 11,613,512 Class A Shares owned by Campus and has shared voting power and shared disposition power with respect to such shares.

Pursuant to Rule 13d-3(d)(1), all outstanding Class B Shares (which are convertible into Class A Shares) were deemed to be converted for the purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by such person. Consequently, all Class A Share amounts and percentages have been determined by including the outstanding Class B Shares.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by placing the following immediately after Exhibit 7.02:

Exhibit 7.01-1 Appendix A to the Participation Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2011

Campus Holdings Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V, Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V, Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Ramesh Awatersing
Name:	Ramesh Awatersing
Title:	Director

Jean Eric Salata

/s/ Jean Eric Salata